Exhibit 99.2

ATA INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on September 12, 2016 at 2pm, local time, or at any adjournment or postponement thereof.  The annual general meeting will be held at The Venetian Macao - Resort - Hotel, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macau.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the meeting and voting in person.  A written notice of revocation must be delivered to the attention of ATA Inc. (the “Company”), if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on July 29, 2016 are entitled to vote at the annual general meeting.  Our common shares underlying ADSs are included for purposes of this determination.  As of July 22, 2016, 45,782,724 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 22,891,362 of which were represented by ADSs (with each ADS representing two common shares).  Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held.  At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder.  A resolution put to the vote of a meeting shall be decided on a poll.  The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting.  Abstentions by holders of common shares are included in the determination of the number of common shares present and voting but are not counted as votes for or against a proposal.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card.  Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request.  Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS C DIRECTORS

According to Article 87 of our Articles of Association, our board of directors is divided into three classes, namely class A directors, class B director, and class C directors.  At the upcoming general meeting, the class C directors shall retire from office and be eligible for re-election.  As a result, Hope Ni and Alec Tsui, our class C directors, are subject to retirement and re-election at this meeting.  We now hereby nominate Hope Ni and Alec Tsui for re-election as a class C directors at the 2016 annual general meeting.  Hope Ni and Alec Tsui will hold office for a three-year term and until their respective successors are elected and are duly qualified, or until their disqualification in accordance with our Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Hope Ni and Alec Tsui.  The board has no reason to believe that either Hope Ni or Alec Tsui will be unable or unwilling to serve as a director if elected.  In the event that either Hope Ni or Alec Tsui should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Hope Ni and Alec Tsui, including age as of September 12, 2016, the principal position currently held and biography:

Name	Age	Position

Hope Ni	44	Director
Alec Tsui	67	Director

Hope Ni has been an independent director of ATA Inc. and ATA Online. Ms. Ni is an executive director and the chief investment officer of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni is currently the chairman of Inspire Capital. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), JA Solar Holdings Co (NASDAQ: JASO) and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and ATA Online. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Philippines and on the Nasdaq Global Market, including, COSCO International Holdings Limited, China Power International Development Limited, Pacific Online Limited, Summit Ascent Holdings Limited, Melco Crown Entertainment Limited, Melco Crown (Philippines) Resorts Corporation, Kangda International Environmental Company Limited and DTXS Silk Road Investment Holdings Company Limited. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993.

Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Hope Ni and Alec Tsui will be elected as a class C directors by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2

RE-ELECTION OF CLASS A DIRECTOR

Mr. Zhilei Tong was appointed as a class A director by our board of directors on February17, 2016. According to Article 86(3) of our Articles of Association, any director appointed by the board as an addition to the existing board shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election. As a result, Zhilei Tong, our class A director, is subject to re-election at this meeting.  We now hereby nominate Zhilei Tong for re-election as a class A director at the 2016 annual general meeting. Zhilei Tong will hold office for a three-year term and until their respective successors are elected and are duly qualified, or until his disqualification in accordance with our Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Zhilei Tong.  The board has no reason to believe that Zhilei Tong will be unable or unwilling to serve as a director if elected.  In the event that Zhilei Tong should be unavailable for election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Zhilei Tong, including age as of September 12, 2016, the principal position currently held and biography:

Name	Age	Position

Zhilei Tong	41	Director

Zhilei Tong is a director of our board. Mr. Tong founded ChineseAll Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of ChineseAll Digital Publishing Group Co., Ltd. He is also the executive director of Shanghai Wenrui Investment co., Ltd., the executive director and CEO of Beijing ChineseAll Education Technology Development Co., Limited, the executive director of Shanghai ChineseAll Culture Development Co., Ltd., the chairman and CEO of Hubei ChineseAll Digital Publishing Co., Ltd. and Hangzhou ChineseAll Information Technology Co., Ltd., the supervisory director of Beijing ChineseAll Culture Media Co., Ltd., the director of Beijing Yajieshanghui Consulting Co., Ltd., a representative of the 15th People’s Congress of Beijing Dongcheng District, a member of the standing committee in the All-China Youth Federation and secretary general in education subsector, a committee member in Beijing Youth Federation, the vice-chairman in Youth Federation of Dongcheng District of Beijing, the vice president of the Copyright Society of China, the vice president of China Audio-video and Digital Publishing Association, the vice-chairman of China Redactological Society, the head of Anti-piracy Committee in Copyright Society of China, the secretary general of Online Anti-Piracy Alliance, a committee member of the Publishers Association of China, and a council member of Taofen Fund. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from MIT and Tsinghua University.

Zhilei Tong will be elected as a class A director by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that KPMG Huazhen LLP be re-appointed as our independent auditor for the fiscal year ending March 31, 2017.  KPMG Huazhen LLP has served as our independent auditor since 2015.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection.  Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the re-appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE RE-APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING MARCH 31, 2017.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

July 29, 2016